

07007183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
OCT 2 5 2007
WASH. D.C.
186
SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/06 (MM/DD/YY) AND ENDING 08/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNC Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17782 Sky Park Circle
(No. and Street)

Irvine, CA 92614-6404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sy Garban 714/662-5565 x160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

3200 Bristol Street, #400 Costa Mesa CA 92626
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 1 1 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

RDA 12/10/07

OATH OR AFFIRMATION

I, Wilfred N. Cooper, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNC Capital Corporation, as of August 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jurat Attached 10/11/07

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

JURAT

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on

this 11TH day of OCTOBER, 2007,

by WILFRED J. COOPER JR.

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


DE ANN M. CHANDLER
Commission # 1519587
Notary Public - California
Orange County
My Comm. Expires Oct 15, 2008

(seal) Signature [signature]

NOTARY PUBLIC

WNC Capital Corporation

Financial Statements and Supplemental Material

Year Ended August 31, 2007

WNC Capital Corporation

Contents

Facing page to Form X-17A-5 2A

Affirmation of Chief Executive Officer and President 2B – 2C

Independent Auditors' Report 3

Financial Statements

Statement of Financial Condition 4

Statement of Operations 5

Statement of Changes in Stockholder's Equity 6

Statement of Cash Flows 7

Notes to Financial Statements 8 - 11

Supplemental Material

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
and Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of August 31, 2007) 13 - 14

Independent Auditors' Report on Internal Control Required
by The Securities and Exchange Commission Rule 17a-5 15 - 16



BDO Seidman, LLP
Accountants and Consultants

3200 Bristol Street, 4th Floor
Costa Mesa, California 92626
Telephone: (714) 957-3200
Fax: (714) 957-1080

Independent Auditors' Report

To the Board of Directors
WNC Capital Corporation
Irvine, California

We have audited the accompanying statement of financial condition of WNC Capital Corporation (the "Company") as of August 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WNC Capital Corporation as of August 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Costa Mesa, California
October 18, 2007

WNC Capital Corporation

Statement of Financial Condition

August 31,		2007
Assets		
Cash	$	2,050,437
Commissions due from affiliates, net		66,031
Other		3,300
Total assets	$	2,119,768
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable	$	1,950
Due to parent, net		169,054
Total liabilities		171,004
Commitments and contingencies		
Stockholder's equity		
Common stock; no par value; 100,000 shares authorized; 1,400 shares issued and outstanding		25,500
Retained earnings		1,923,264
Total stockholder's equity		1,948,764
Total liabilities and stockholder's equity	$	2,119,768

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Operations

Year ended August 31,		2007
Revenues		
Commissions	$	144,928
Dealer-manager and investment advisory fees		253,619
Interest and other		147,295
Total revenues		545,842
Expenses		
Commissions		143,528
Marketing, compensation and benefits		4,235
Licenses, fees, accounting and other		40,881
Total expenses		188,644
Income before income tax provision		357,198
Income tax provision		125,000
Net income	$	232,198

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Changes in Stockholder's Equity

	Common Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount		
Balance, August 31, 2006	1,400	$ 25,500	$ 1,691,066	$ 1,716,566
Net income	-	-	232,198	232,198
Balance, August 31, 2007	1,400	$ 25,500	$ 1,923,264	$ 1,948,764

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Cash Flows

Year ended August 31,		2007
Cash flows from operating activities		
Net income	$	232,198
Changes in operating assets and liabilities:		
Commissions due from affiliates, net		349,085
Accounts payable		1,950
Accrued commissions		(249,408)
Due to parent, net		(815,486)
Net cash used in operating activities		(481,661)
Net decrease in cash		(481,661)
Cash, beginning of year		2,532,098
Cash, end of year	$	2,050,437

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

General

WNC Capital Corporation (the "Company"), a California corporation, wholly-owned by WNC & Associates, Inc. ("WNC"), was organized on February 23, 1994 principally to facilitate the distribution of securities of partnerships offered by the affiliates of WNC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the National Association of Securities Dealers ("NASD"). On July 30, 2007, the NSAD changed its name to FINRA, the Financial Industry Regulatory Authority. The Company provides wholesaling services to affiliates of WNC. The Company does not carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule15c3-3 under the Securities and Exchange Act of 1934.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

Concentration of Credit Risk

The Company maintains cash balances at certain financial institutions that are not federally insured. As of August 31, 2007, the total uninsured cash balance is $1,994,072.

1. Organization and Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

Registration

The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results.

Economic Dependence

The Company derives its revenues from the sale of limited partnership units of entities syndicated by WNC. Should WNC's syndication activity materially change, the results of operations of the Company could be materially impaired.

Revenue Recognition

Commissions revenue and related expenses are recorded on a trade date basis (see Note 2). Dealer-manager and investment advisory fees are recorded when the related services are performed.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes."("SFAS 109")* Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

1. Organization and Summary of Significant Accounting Policies (Continued)

As the Company is a wholly owned subsidiary of WNC, the Company is included in the consolidated tax return of WNC. Federal and state income tax expense or benefit is allocated from WNC based on an approximate 35% income tax rate applied to income or loss before income taxes and after adjustments for permanent items. The full amount of current income taxes payable is included in Due to Parent on the statement of financial condition.

2. Related Party Transactions

Commissions due from affiliates represents commissions earned by the Company which are due from an affiliate of WNC at August 31, 2007.

WNC provides certain administrative services, including use of office space and equipment, to the Company at no cost. Such services have not been significant through August 31, 2007.

All commissions and dealer-manager and investment advisory fees earned during the year ended August 31, 2007 were generated from services provided to WNC affiliates.

Due to parent, net represents net money advanced from WNC for purposes of paying operating expenses of the Company and current income taxes payable.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At August 31, 2007, the Company had net capital of $1,879,433 which was $1,868,033 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.09 to 1 at August 31, 2007.

4. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Supplemental Material



WNC Capital Corporation

Schedule I - Computation of Net Capital Under Rule 15c3-1 and Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of August 31, 2007)

August 31,		2007
Computation of Net Capital		
Stockholder's equity from the statement of financial condition	$	1,948,764
Deductions and charges		
Nonallowable assets:		
Commissions due from affiliates, net		66,031
Other		3,300
Total Deductions		69,331
Net capital	$	1,879,433
Aggregate indebtedness		
Accounts payable	$	1,950
Due to parent, net		169,054
Total aggregate indebtedness	$	171,004
Computation of Basic Net Capital Requirement		
Minimum net capital required, the greater of $5,000 or 6⅔% of aggregate indebtedness	$	11,400
Excess net capital	$	1,868,033
Ratio of aggregate indebtedness to net capital		0.09 to 1

See accompanying independent auditors' report and notes to financial statements.

WNC Capital Corporation

Schedule I - Computation of Net Capital Under Rule 15c3-1 and Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of August 31, 2007) (Continued)

August 31,		2007
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of August 31, 2007)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	1,909,305
Audit adjustments to commission income and expense, net of tax		(29,872)
Net capital per Schedule I	$	1,879,433

See accompanying independent auditors' report and notes to financial statements.



BDO Seidman, LLP
Accountants and Consultants

3200 Bristol Street, 4th Floor
Costa Mesa, California 92626
Telephone: (714) 957-3200
Fax: (714) 957-1080

Independent Auditors' Report on Internal Control Required by The Securities and Exchange Commission Rule 17a-5

To the Board of Directors
WNC Capital Corporation
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedule of WNC Capital Corporation (the "Company") as of and for the year ended August 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of the rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no maters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Costa Mesa, California
October 18, 2007

END